Nevro Corp.

1800 Bridge Parkway

Redwood City, CA 94065

January 8, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Nevro Corp.

Registration Statement on Form S-3

Filed December 29, 2023

Registration No. 333-276306

Dear Mr. Augustin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Nevro Corp. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on January 10, 2024, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Daniel Rees of Latham & Watkins LLP, counsel to the Company, at (714) 755-2244, or in his absence, Phillip S. Stoup of Latham & Watkins LLP at (415) 395-8216, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

*        *        *         *

Sincerely,

Nevro Corp.

By:	/s/ Kevin Thornal
Kevin Thornal
Chief Executive Officer and President

CC:	Kashif Rashid, Senior Vice President and General Counsel

Daniel Rees, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP